SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: August 14, 2006
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐       Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐      No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
First quarter unaudited financial statements, notes and Management’s Discussion and Analysis to June 30, 2006.
CEO Certification
CFO Certification
Press release

TABLE OF CONTENTS

SIGNATURES
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: August 14, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

SECOND QUARTER REPORT
JUNE 30, 2006
(Prepared in accordance with United States of America
generally accepted accounting principles)

TABLE OF CONTENTS

ITEM 1.	Financial Statements
Unaudited Consolidated Balance Sheets at June 30, 2006 and December 31, 2005

Unaudited Consolidated Statements of Operations for the Three and Six Month Periods ended June 30, 2006 and 2005

Unaudited Consolidated Statement of Shareholders’ Equity for the Six Month Period ended June 30, 2006

Unaudited Consolidated Statements of Cash Flows for the Three and Six Month Periods ended June 30, 2006 and 2005

Notes to the Unaudited Consolidated Financial Statements

ITEM 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

IVANHOE MINES LTD.
Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)

	June 30,	December 31,
	2006	2005

(Unaudited)
ASSETS

CURRENT
Cash and cash equivalents (Note 3)	$201,782	$101,681
Accounts receivable	16,588	33,350
Inventories	6,105	3,547
Prepaid expenses	3,731	6,353
Other current assets	286	3,286

TOTAL CURRENT ASSETS	228,492	148,217

INVESTMENT IN JOINT VENTURE (Note 4)	141,840	139,874
LONG-TERM INVESTMENTS (Note 5)	17,094	18,417
PROPERTY, PLANT AND EQUIPMENT	102,090	85,706
DEFERRED INCOME TAXES	98	171
OTHER ASSETS	4,348	4,394

TOTAL ASSETS	$493,962	$396,779

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$10,380	$20,594

TOTAL CURRENT LIABILITIES	10,380	20,594

LOANS PAYABLE TO RELATED PARTIES (Note 6)	5,088	5,088
DEFERRED INCOME TAXES	304	315
ASSET RETIREMENT OBLIGATIONS	6,173	6,231

TOTAL LIABILITIES	21,945	32,228

MINORITY INTERESTS	6,525	8,928

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 7)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
335,235,682 (2005 - 315,900,668) common shares	1,158,737	994,442
ADDITIONAL PAID-IN CAPITAL	37,512	25,174
ACCUMULATED OTHER COMPREHENSIVE INCOME	3,437	6,711
DEFICIT	(734,194)	(670,704)

TOTAL SHAREHOLDERS’ EQUITY	465,492	355,623

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	$493,962	$396,779

APPROVED BY THE BOARD:

/s/ John Weatherall	/s/ Kjeld Thygesen
Director	Director
The accompanying notes are an integral part of these consolidated interim financial statements.

IVANHOE MINES LTD.
Consolidated Statements of Operations
(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

(Unaudited)
OPERATING EXPENSES
Exploration	$(39,886)	$(33,829)	$(66,851)	$(58,235)
General and administrative	(9,786)	(5,927)	(20,818)	(10,712)
Accretion	(102)	(88)	(204)	(177)
Depreciation	(1,231)	(806)	(2,143)	(1,219)
Mining property care and maintenance costs	(980)	(899)	(1,700)	(1,751)

OPERATING LOSS	(51,985)	(41,549)	(91,716)	(72,094)

OTHER INCOME (EXPENSES)
Share of (loss) income from joint venture (Note 4)	(2,404)	7,839	2,056	15,512
Interest income	1,935	668	2,690	1,263
Foreign exchange gains	4,669	1,692	4,519	1,123
Share of loss of significantly influenced investees	—	(382)	—	(621)
Gain on sale of other mineral property rights	—	—	2,724	—
Gain on sale of long-term investments	—	115	—	115
Write-down of carrying value of long-term investment	—	—	—	(1,438)

LOSS BEFORE TAXES AND OTHER ITEMS	(47,785)	(31,617)	(79,727)	(56,140)

Provision for income taxes	(230)	(74)	(450)	(130)

Minority interests	2,284	575	3,344	1,001

NET LOSS FROM CONTINUING OPERATIONS	(45,731)	(31,116)	(76,833)	(55,269)
NET INCOME AND GAIN ON SALE FROM DISCONTINUED OPERATIONS (Note 2)	5,412	5,941	13,343	21,614

NET LOSS	$(40,319)	$(25,175)	$(63,490)	$(33,655)

BASIC AND DILUTED (LOSS) EARNINGS PER SHARE FROM CONTINUING OPERATIONS	$(0.14)	$(0.10)	$(0.24)	$(0.18)
DISCONTINUED OPERATIONS	0.02	0.02	0.04	0.07

	$(0 .12)	$(0.08)	$(0.20)	$(0.11)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	329,998	298,467	323,255	295,905

The accompanying notes are an integral part of these consolidated interim financial statements

IVANHOE MINES LTD.
Consolidated Statement of Shareholders’ Equity
(Stated in thousands of U.S. dollars, except for share amounts)
(Unaudited)

				Accumulated
	Share Capital		Additional	Other
	Number		Paid-In	Comprehensive
	of Shares	Amount	Capital	Income	Deficit	Total
Balances, December 31, 2005	315,900,668	$994,442	$25,174	$6,711	$(670,704)	$355,623
Net loss	—	—	—	—	(63,490)	(63,490)
Other comprehensive loss (unrealized loss on available-for-sale securities) (Note 5)	—	—	—	(3,274)	—	(3,274)

Comprehensive loss						(66,764)

Shares issued for:
Private placement, net of issue costs of $8,162	18,400,000	158,992	—	—	—	158,992
Exercise of stock options	925,393	5,228	(1,754)	—	—	3,474
Share purchase plan	9,621	75	—	—	—	75
Dilution gain on issuance of shares by a subsidiary	—	—	485	—	—	485
Stock compensation charged to operations	—	—	13,607	—	—	13,607

Balances, June 30, 2006	335,235,682	$1,158,737	$37,512	$3,437	$(734,194)	$465,492

The accompanying notes are an integral part of these consolidated interim financial statements

IVANHOE MINES LTD.
Consolidated Statements of Cash Flows
(Stated in thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005

(Unaudited)
OPERATING ACTIVITIES
Net loss from continuing operations	$(45,731)	$(31,116)	$(76,833)	$(55,269)
Items not involving use of cash
Depreciation	1,231	806	2,143	1,219
Stock-based compensation	5,662	2,173	13,607	3,689
Accretion expense	102	88	204	177
Unrealized foreign exchange gains	(4,490)	(1,772)	(4,182)	(1,259)
Share of loss (income) from joint venture, net of cash distribution	2,404	2,161	(2,056)	(5,512)
Share of loss of significantly influenced investees	—	382	—	621
Gain on sale of long-term investments	—	(115)	—	(115)
Write-down of carrying value of long-term investments	—	—	—	1,438
Gain on sale of other mineral property rights	—	—	(2,724)	—
Deferred income taxes	(17)	(5)	62	(9)
Minority interests	(2,284)	(575)	(3,344)	(1,001)
Net change in non-cash operating working capital items (Note 8 (b))	(5,548)	4,494	(11,719)	(564)

Cash used in operating activities of continuing operations	(48,671)	(23,479)	(84,842)	(56,585)
Cash provided by operating activities of discontinued operations	—	—	—	2,592

Cash used in operating activities	(48,671)	(23,479)	(84,842)	(53,993)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations	174	—	34,674	15,000
Purchase of long-term investments	(1,951)	(4,110)	(1,951)	(4,110)
Proceeds from sale of other mineral property rights	—	—	2,724	—
Proceeds from sale of long-term investments	—	4,539	—	4,539
Expenditures on property, plant and equipment	(8,477)	(5,728)	(18,736)	(8,860)
(Expenditures on) proceeds from other assets	(50)	(1,361)	77	(1,238)
Other	620	(1)	90	(2,078)

Cash provided by investing activities of continuing operations	(9,684)	(6,661)	16,878	3,253
Cash used in investing activities of discontinued operations	—	—	—	(502)

Cash provided by investing activities	(9,684)	(6,661)	16,878	2,751

FINANCING ACTIVITIES
Issue of share capital	160,127	120,346	162,541	121,281
Minority interests’ investment in subsidiaries	1,425	—	1,425	—

Cash provided by financing activities of continuing operations	161,552	120,346	163,966	121,281
Cash used in financing activities of discontinued operations	—	—	—	(37)

Cash provided by financing activities	161,552	120,346	163,966	121,244

EFFECT OF EXCHANGE RATE CHANGES ON CASH	4,342	1,801	4,099	1,293

NET CASH INFLOW	107,539	92,007	100,101	71,295
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	94,243	91,766	101,681	112,478

CASH AND CASH EQUIVALENTS, END OF PERIOD	$201,782	$183,773	$201,782	$183,773

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$31,100	$28,324	$31,100	$28,324
Short-term money market instruments	170,682	155,449	170,682	155,449

	$201,782	$183,773	$201,782	$183,773

Supplementary cash flow information (Note 8)
The accompanying notes are an integral part of these consolidated interim financial statements

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
1.	SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). The accounting policies followed in preparing these consolidated financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2005, except that on January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), “Share-Based Payment”, on a modified prospective basis. The adoption of SFAS No. 123 (R) did not have an impact on the Company’s consolidated financial position and results of operations (Note 7). In the case of Ivanhoe Mines Ltd. (the “Company”), U.S. GAAP differs in certain respects from accounting principles generally accepted in Canada (“Canadian GAAP”) as explained in Note 9.

Certain information and note disclosures normally included for annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted. These interim consolidated financial statements should be read together with the Company’s audited financial statements for the year ended December 31, 2005.

In the opinion of management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows at June 30, 2006 and for all periods presented, have been included in these financial statements. The interim results are not necessarily indicative of results for the full year ending December 31, 2006, or future operating periods. For further information, see the Company’s annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Information Form.

For purposes of these consolidated financial statements, the Company and its subsidiaries and joint venture are collectively referred to as “Ivanhoe Mines”.

The Company operates in a single reportable segment, being exploration and development of mineral properties.

References to “Cdn$” refer to Canadian currency and “$” to United States currency.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
2.	DISCONTINUED OPERATIONS

In February 2005, Ivanhoe Mines disposed of the Savage River Iron Ore Project (the “Project”). This decision was part of the plan to rationalize its non-core assets as it focuses on the Oyu Tolgoi project in Mongolia.

Ivanhoe Mines sold the Project for two initial payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006. The annual payments are based on the annual iron ore pellet tonnes sold and an escalating price formula based on the prevailing annual Nibrasco/JSM pellet price.

In 2005, Ivanhoe Mines received the first initial payment of $15.0 million and the second initial payment of $6.5 million was received on January 31, 2006. On March 31, 2006, Ivanhoe Mines received its first contingent annual payment of $28.0 million with an additional $0.2 million adjustment received in April 2006. This $28.2 million payment, included $7.9 million in contingent income which was recognized in the first quarter of 2006.

To date, Ivanhoe Mines has received $49.7 million in proceeds from the sale of the Project.

At June 30, 2006, Ivanhoe Mines has accrued $5.4 million as receivable in relation to the second contingent annual payment due in March 2007. This amount is based upon the tonnes of iron ore sold during the three month period ended June 30, 2006 and the escalating price formula.

The following table presents summarized financial information related to discontinued operations:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005 (1)
Revenue	$—	$—	$—	$18,031
Cost of operations	—	—	—	(11,965)
General and administrative	—	—	—	(195)
Interest expense	—	—	—	(203)

OPERATING PROFIT	—	—	—	5,668

OTHER INCOME (EXPENSES)	—	—	—
Interest income	—	—	—	16
Foreign exchange losses	—	—	—	(285)

INCOME BEFORE TAXES	—	—	—	5,399
Recovery of income taxes	—	—	—	7

NET INCOME	—	—	—	5,406
Contingent income	5,412	5,941	13,343	5,941
Gain on sale of Savage River Project	—	—	—	10,267

NET INCOME AND GAIN ON SALE FROM DISCONTINUED OPERATIONS	5,412	5,941	13,343	21,614

(1)	Net income for the six month period ended June 30, 2005, includes only two months of results for the Project as it was sold on February 28, 2005.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
3.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents at June 30, 2006 included Jinshan’s and Asia Gold’s cash and cash equivalents balances of $6.4 million and $2.0 million, respectively (December 31, 2005: $15.4 million and $3.1 million), which were not available for Ivanhoe Mines’ general corporate purposes.

4.	INVESTMENT IN JOINT VENTURE

Ivanhoe Mines’ investment in Myanmar Ivanhoe Copper Company Limited (“JVCo”) (Myanmar) (50% owned), which is subject to joint control, is accounted for using the equity method.

During and subsequent to the second quarter there have been developments regarding certain circumstances that were reported in the Company’s 2005 annual consolidated financial statements.

In Myanmar, all air and sea imports and exports require prior approval from the Myanmar Trade Council. In July 2006, JVCo obtained from the Trade Council the necessary import permits for its previously ordered mining equipment. The equipment arrived at the minesite at the beginning of August 2006 and is being assembled. This equipment will enable the mine to increase its mining and cathode production.

During the second quarter, JVCo paid $8.1 million (net $4.0 million to Ivanhoe Mines) in commercial tax on export sales, which was previously accrued, to the Myanmar tax authorities for tax claimed retroactively for the period January 1, 2003 to March 31, 2004. At June 30, 2006, JVCo’s accounts payable balance included $22.4 million (net $11.2 million to Ivanhoe Mines) in commercial tax for the period April 1, 2004 to June 30, 2006. JVCo believes that the tax provisions in the S&K mine joint venture agreement clearly exempt the mine’s copper exports from all tax of a commercial tax nature and therefore it has lodged an appeal with the tax authorities regarding the application of this tax.

Also, during the second quarter, JVCo increased its provision for income tax for the 2005 and 2006 tax years that cover the period from April 1, 2004 to June 30, 2006. JVCo had filed its 2003 and 2004 returns on the basis that it would receive a 50% exemption on the 30% corporate tax rate; however, this did not occur. This ruling by the tax authorities is being appealed. Notwithstanding the appeal, JVCo has increased its accrued income tax payable for the April 1, 2004 to June 30, 2006 period to reflect this potentially increased tax rate. At June 30, 2006, JVCo had accrued in accounts payable $39.7 million (net $19.8 million to Ivanhoe Mines) in income tax. The net impact on JVCo’s results of operations was an additional $18.5 million (net $9.3 million to Ivanhoe Mines) in income tax expense for the three months ended June 30, 2006.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
4.	INVESTMENT IN JOINT VENTURE (Continued)

The following tables summarize Ivanhoe Mines’ 50% share of the financial position of JVCo as at June 30, 2006 and December 31, 2005 and its share of the results of operations and cash flows for the three and six month periods ended June 30, 2006 and 2005.

	June 30,	December 31,
	2006	2005
Cash and cash equivalents	$42,146	$22,843
Accounts receivable	3,073	11,364
Inventories	16,004	16,754
Prepaid expenses	1,855	1,558
Property, plant and equipment	145,129	128,405
Deferred income tax assets	673	432
Other assets	1,570	1,585
Accounts payable and accrued liabilities	(34,173)	(14,784)
Deferred income tax liabilities	(28,757)	(11,321)
Other liabilities	(5,680)	(16,962)

SHARE OF NET ASSETS OF JVCO	$141,840	$139,874

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Revenue	$14,047	$15,614	$25,083	$30,758
Cost of operations	(2,317)	(4,026)	(8,341)	(8,083)
Depreciation and depletion	(1,115)	(1,325)	(2,358)	(2,956)
General and administrative	(79)	(85)	(80)	(215)
Interest expense	(76)	(126)	(151)	(288)

OPERATING PROFIT	10,460	10,052	14,153	19,216
Interest income	255	98	446	164
Foreign exchange gains (losses)	16	(23)	(19)	(135)

INCOME BEFORE TAXES	10,731	10,127	14,580	19,245
Provision for income taxes	(13,135)	(2,288)	(12,524)	(3,733)

SHARE OF (LOSS) INCOME OF JVCO	$(2,404)	$7,839	$2,056	$15,512

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Cash flows
From operating activities	$22,035	$616	$29,260	$8,987
For investing activities	(6,186)	(1,049)	(9,957)	(1,975)
For financing activities	—	—	—	(3,750)

	$15,849	$(433)	$19,303	$3,262

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
5.	LONG-TERM INVESTMENTS

	June 30, 2006				December 31, 2005
	Equity	Cost/Equity	Unrealized	Fair/Equity	Equity	Cost/Equity	Unrealized	Fair/Equity
	Interest	Basis	Gain	Value	Interest	Basis	Gain	Value
Investments “available-for-sale”:
Intec Ltd.	10.1%	$1,446	$3,577	$5,023	12.5%	$1,446	$1,331	$2,777
Entrée Gold Inc.	14.8%	10,157	(341)	9,816	15.0%	10,157	5,380	15,537
Asia Now Resources Corp.	2.0%	103	201	304	3.1%	103	—	103
Redox Diamonds Ltd. (a)	15.0%	1,451	—	1,451	—	—	—	—
Wind Energy Group Inc. (b)	12.4%	500	—	500	—	—	—	—

		$13,657	$3,437	$17,094		$11,706	$6,711	$18,417

(a)	During the three month period ended June 30, 2006, the Company purchased 8.3 million units of Redox Diamonds Ltd. (“Redox”) at a cost of $1.5 million. Each unit consists of one Redox common share and one Redox share option exercisable until April 2008 to purchase an additional Redox common share at a price ranging from Cdn$0.30 to Cdn$0.35.

(b)	During the three month period ended June 30, 2006, the Company purchased 1.0 million common shares of Wind Energy Group Inc. at a cost of $0.5 million.

6.	LOANS PAYABLE TO RELATED PARTIES

These loans are payable to the Chairman of the Company or a company controlled by him. They are non-interest bearing, unsecured and repayable in U.S. dollars. Repayment of these loans has been postponed until Ivanhoe Mines receives an aggregate of $111,055,000 from the sale of the Savage River Project. At June 30, 2006, proceeds received from the sale of the Project totaled $49.7 million (Note 2).

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
7.	SHARE CAPITAL
(a)	Equity Incentive Plan

The Company has an Employees’ and Directors’ Equity Incentive Plan (the “Equity Incentive Plan”). This plan authorizes the Board of Directors of the Company to grant options, which vest over a period of years, to directors and employees of Ivanhoe Mines to acquire Common Shares of the Company at a price based on the weighted average trading price of the Common Shares for the five days preceding the date of the grant.

On January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), “Share-Based Payment”, on a modified prospective basis. Prior to January 1, 2006, the Company recorded compensation costs using the fair value based method in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”.

Under SFAS No. 123 (R), the value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior. Expected volatility is based on the historical volatility of our stock. These estimates involve inherent uncertainties and the application of management judgment. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. As a result, if other assumptions had been used, our recorded stock-based compensation expense could have been materially different from that reported.

During the three and six months ended June 30, 2006, 1,334,000 and 8,019,000 stock options were granted, respectively (2005: 675,000 and 750,000). The weighted average grant-date fair value of the stock options granted during the three and six months ended June 30, 2006 was Cdn$3.30 and Cdn$4.42, respectively (2005: Cdn$5.02 and Cdn$5.01). The fair value of these options was determined using the Black-Scholes option pricing model, using the following weighted average assumptions:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Risk-free interest rate	4.20%	3.72%	4.12%	3.74%
Expected life	2.8 years	5.0 years	3.3 years	5.0 years
Expected volatility	52%	61%	50%	61%
Expected dividends	$Nil	$Nil	$Nil	$Nil

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
7.	SHARE CAPITAL (Continued)
(a)	Equity Incentive Plan

A summary of stock option activity and information concerning options available for grant under the Company’s Equity Incentive Plan, options outstanding, and exercisable options at June 30, 2006 is as follows:

	Options Outstanding
	Options	Number of	Weighted
	Available	Common	Average
	for Grant	Shares	Exercise Price
			(Expressed in
			Canadian dollars)

Balances, December 31, 2005	8,305,936	7,416,700	$7.27
Increase in amount authorized	3,000,000	—	—
Options granted	(8,019,000)	8,019,000	9.49
Options exercised	—	(952,000)	4.44
Options cancelled	51,000	(51,000)	6.25
Shares issued under share purchase plan	(9,621)	—	—

Balances, June 30, 2006	3,328,315	14,432,700	$8.70

At June 30, 2006, the U.S. dollar equivalent of the weighted average exercise price was $7.79.

The following table summarizes information about stock options outstanding at June 30, 2006:

			Options Outstanding			Options Exercisable
				Weighted	Weighted		Weighted
Range of				Average	Average		Average
Exercise			Number	Remaining	Exercise Price	Number	Exercise Price
Prices			Outstanding	Life (in years)	Per Share	Exercisable	Per Share
(Expressed in					(Expressed in		(Expressed in
Canadian					Canadian		Canadian
dollars)					dollars)		dollars)
$1.60	to	$3.50	1,335,600	1.11	$2.72	1,104,700	$2.61
$3.51	to	$6.75	293,500	2.17	6.75	181,500	6.75
$6.76	to	$7.69	1,198,600	3.36	7.33	472,266	7.36
$7.70	to	$8.20	2,050,000	5.94	7.90	1,018,000	7.87
$8.21	to	$8.99	1,090,000	3.57	8.64	520,000	8.65
$9.00	to	$10.51	7,160,000	6.54	9.72	1,783,500	9.71
$10.52	to	$12.70	1,305,000	6.76	12.20	780,500	12.62

			14,432,700	5.39	$8.70	5,860,466	$8.06

As at June 30, 2006, there was $27.3 million of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of approximately 1.8 years.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
7.	SHARE CAPITAL (Continued)
(b)	Share Purchase Warrants

At June 30, 2006, the Company had 5,760,000 share purchase warrants outstanding that were issued in 2004. These warrants entitle the holder to acquire one-tenth of a common share of the Company at any time on or before February 15, 2007, at a price of $8.68 per common share.
8.	SUPPLEMENTARY CASH FLOW INFORMATION
(a)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Income taxes paid	$242	$60	$387	$94
(b)	Net change in non-cash operating working capital items:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

(Increase) decrease in:
Accounts receivable	$(2,861)	$(1,383)	$(4,569)	$(526)
Inventories	(3,824)	(405)	(2,558)	(53)
Prepaid expenses	2,891	92	2,622	(406)
Other current assets	2,000	23	3,000	—
(Decrease) increase in:
Accounts payable and accrued liabilities	(3,754)	6,167	(10,214)	421

	$(5,548)	$4,494	$(11,719)	$(564)

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As indicated in Note 1, these consolidated financial statements have been prepared in accordance with U.S. GAAP, which, in the case of the Company, conform in all material respects with Canadian GAAP, except as set forth below.

Consolidated Balance Sheets

	June 30,	December 31,
	2006	2005
Total assets in accordance with U.S. GAAP	$493,962	$396,779
Reverse equity accounting for investment in joint venture (a)	68,610	43,067
Reversal of amortization of other mineral property interests (b)	6,329	6,329
Adjustment to carrying value of long-term investments (c)	—	(6,711)

Total assets in accordance with Canadian GAAP	$568,901	$439,464

Total liabilities in accordance with U.S. GAAP	$21,945	$32,228
Reverse equity accounting for investment in joint venture (a)	68,610	43,067
Income tax effect of U.S. GAAP adjustments for:
Reversal of amortization of other mineral property interests (b)	882	882

Total liabilities in accordance with Canadian GAAP	$91,437	$76,177

Total minority interests in accordance with U.S. and Canadian GAAP	$6,525	$8,928

Total shareholders’ equity in accordance with U.S. GAAP	$465,492	$355,623
Decrease in the deficit for:
Reversal of amortization of other mineral property interests (b)	5,447	5,447
Other comprehensive income (c)	—	(6,711)

Total shareholders’ equity in accordance with Canadian GAAP	$470,939	$354,359

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statements of Operations (in thousands, except for share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Net (loss) from continuing operations in accordance with U.S. GAAP	$(45,731)	$(31,116)	$(76,833)	$(55,269)
Dilution gain on issuance of shares by a subsidiary (d)	798	—	485	—

Net (loss) from continuing operations in accordance with Canadian GAAP	$(44,933)	$(31,116)	$(76,348)	$(55,269)

Net income from discontinued operations in accordance with U.S. GAAP	$5,412	$5,941	$13,343	$21,614
Gain on sale of Savage River Project (e)	—	(5,941)	—	(16,208)

Net income from discontinued operations in accordance with Canadian GAAP	$5,412	$—	$13,343	$5,406

Net (loss) in accordance with Canadian GAAP	$(39,521)	$(31,116)	$(63,005)	$(49,863)

Weighted-average number of shares outstanding under Canadian GAAP (in thousands)	329,998	298,467	323,255	295,905

Basic and diluted (loss) earnings per share in accordance with Canadian GAAP from:
Continuing operations	$(0.14)	$(0.10)	$(0.24)	$(0.19)
Discontinued operations	0.02	—	0.04	0.02

	$(0.12)	$(0.10)	$(0.20)	$(0.17)

Under Canadian GAAP, the components of shareholders’ equity would be as follows:

	June 30,	December 31,
	2006	2005
Share capital	$1,163,667	$999,372
Additional paid-in capital	29,805	17,952
Accumulated other comprehensive income (c)	3,437	—
Deficit	(725,970)	(662,965)

	$470,939	$354,359

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statements of Cash Flows

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Cash used in operating activities in accordance with U.S. GAAP	$(48,671)	$(23,479)	$(84,842)	$(53,993)
Reverse equity accounting for investment in joint venture (a)	22,035	616	29,260	8,987

Cash used in operating activities in accordance with Canadian GAAP	(26,636)	(22,863)	(55,582)	(45,006)

Cash (used in) provided by investing activities in accordance with U.S. GAAP	(9,684)	(6,661)	16,878	2,751
Reverse equity accounting for investment in joint venture (a)	(6,186)	(1,049)	(9,957)	(1,975)

Cash (used in) provided by investing activities in accordance with Canadian GAAP	(15,870)	(7,710)	6,921	776

Cash provided by financing activities in accordance with U.S. GAAP	161,552	120,346	163,966	121,244
Reverse equity accounting for investment in joint venture (a)	—	—	—	(3,750)

Cash provided by financing activities in accordance with Canadian GAAP	161,552	120,346	163,966	117,494

Effect of exchange rate changes on cash	4,342	1,801	4,099	1,293

Net cash inflow in accordance with Canadian GAAP	123,388	91,574	119,404	74,557
Cash, beginning of period in accordance with Canadian GAAP	120,540	105,560	124,524	122,577

Cash, end of period in accordance with Canadian GAAP	$243,928	$197,134	$243,928	$197,134

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
(a)	Investment in Joint Venture

Under U.S. GAAP, Ivanhoe Mines has accounted for its joint venture interest in JVCo (Note 4) using the equity method. Under Canadian GAAP, interests in joint ventures are accounted for on a proportionate consolidation basis.

Under Canadian GAAP, the carrying amount of the Ivanhoe Mines’ investment and its share of equity of JVCo is eliminated and replaced with Ivanhoe Mines’ proportionate share of each line item of JVCo’s assets, liabilities, revenue and expenses which is included in the corresponding line items of Ivanhoe Mines financial statements. All intercompany balances and transactions would be eliminated. Note 4 discloses the asset, liabilities, revenues and expenses of JVCo that would have been included in the corresponding line items on Ivanhoe Mines’ financial statements had Canadian GAAP been applied.

(b)	Other mineral property interests

Under U.S. GAAP, where mineral property interests are, at the date of acquisition, without economically recoverable reserves, these costs are generally considered to be exploration costs that are expensed as incurred. Under Canadian GAAP, the costs of the acquisition of mineral property interests are capitalized.

In accordance with EITF 04-02, Whether Mining Rights are Tangible or Intangible Assets, the Company classifies its mineral exploration licenses as tangible assets and there is no difference between Canadian and U.S. GAAP. Prior to January 2004, the costs of acquisition of Ivanhoe Mines’ mineral exploration licenses were classified as intangible assets under U.S. GAAP and amortized over the term of the licenses. As a result, for Canadian GAAP purposes, the $6,329,000, net of deferred income taxes of $882,000, in amortization or write-offs of other mineral property interests under U.S. GAAP has been reversed.

(c)	Financial Instruments

On January 1, 2006, the Company adopted CICA Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new standards increased harmonization between U.S. and Canadian GAAP.

Under U.S. and Canadian GAAP, portfolio investments are classified as available-for-sale securities, which are carried at market value (Note 5). The resulting unrealized gains or losses are included in the determination of comprehensive income, net of income taxes where applicable. Prior to adopting Section’s 3855 and 1530, these investments were carried at their original cost less provisions for impairment under Canadian GAAP. Upon adoption, the Company recorded a retroactive balance representing the unrealized gains on available-for-sale securities of $6,711,000 at January 1, 2006. Available-for-sale securities generated comprehensive loss of $12,189,000 and $3,274,000 under both Canadian and U.S. GAAP for the three and six month periods ended June 30, 2006.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
(d)	Dilution gain on investment in subsidiary

Under U.S. GAAP, dilution gain on investment in a subsidiary of $798,000 and $485,000 for the three and six month periods ended June 30, 2006 was accounted for as part of additional paid-in capital. Under Canadian GAAP, the dilution gain was included in the net loss for the three and six month periods ended June 30, 2006.

(e)	Gain on Sale of Savage River Project

Under U.S. GAAP, the net book value of ABM when it was sold in February 2005 was $11.2 million, whereas under Canadian GAAP the carrying value was $30.9 million. At June 30, 2005, total proceeds from the sale were $27.4 million. Therefore, under Canadian GAAP a balance of $3.5 million was included on the balance sheet as deferred consideration receivable, whereas under U.S. GAAP a gain on sale of $16.2 million was recognized.

(f)	Income taxes

Under U.S. GAAP, deferred income taxes are calculated based on enacted tax rates applicable to future years. Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. This difference in GAAP did not have any effect on the financial position or results of operations of the Company for the three and six month periods ended June 30, 2006 and 2005.
10.	SUBSEQUENT EVENTS

In July 2006, Ivanhoe Mines and Asia Gold Corp. (“Asia Gold”) signed a definitive agreement whereby Asia Gold will acquire Ivanhoe Mines’ Coal Division by issuing 82,576,383 shares of Asia Gold to Ivanhoe Mines. This reorganization was approved by Asia Gold’s shareholders on August 8, 2006. This transaction remains subject to final approval by the TSX Venture Exchange and the fulfillment of certain conditions precedent, including the completion of the transfer of certain mineral exploration licenses in Mongolia, applications for which have been submitted to the relevant Mongolian governmental authorities and are pending. The reorganization will result in Ivanhoe Mines owning approximately 90% of Asia Gold’s issued and outstanding share capital.

As part of the agreement, Ivanhoe Mines extended to Asia Gold an interim line of credit of US$10 million (which can be increased to US$15 million by mutual agreement). At June 30, 2006, $2.0 million has been drawn down by Asia Gold from this facility.

Ivanhoe Mines also agreed to fund, for the account of Asia Gold, the expenditures necessary to continue the exploration and development of Ivanhoe Mines’ Coal Division’s projects pending the completion of the reorganization. If the coal reorganization is completed, all of these interim expenditures will be treated as advances and will be added to the outstanding balance under the line of credit. If the coal reorganization is not completed, these expenditures will remain solely for the account of IVN.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Interim Report For the three and six months ended June 30, 2006
At August 11, 2006 the Company had 335.3 million common shares issued and outstanding and warrants and stock options outstanding for 15.1 million additional common shares.
Share Information
Common shares of Ivanhoe Mines Ltd. are listed for trading under the symbol IVN on the New York Stock Exchange, NASDAQ and the Toronto Stock Exchange.
Transfer Agents and Registrars
CIBC Mellon Trust Company
320 Bay Street
Toronto, Ontario, Canada
M5H 4A6
Toll free in North America:
1-800-387-0825
Investor Information
All financial reports, news releases and corporate information can be accessed on our web site at www.ivanhoe-mines.com
Contact Information
Investors: Bill Trenaman
Media: Bob Williamson
Suite 654-999 Canada Place
Vancouver, BC, Canada V6C 3E1
E-mail: info@ivanhoemines.com
Tel: (604) 688-5755
INTRODUCTION
This management discussion and analysis of the financial position and results of operations (“MD&A”) of Ivanhoe Mines Ltd. should be read in conjunction with the unaudited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the three and six months ended June 30, 2006, and with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2005. These financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). Differences between Canadian and U.S. GAAP that would have materially affected the Company’s reported financial results are set out in Note 9. In this MD&A, unless the context dictates otherwise, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd., together with its subsidiaries and joint ventures. The effective date of this MD&A is August 11, 2006.
Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.
OVERVIEW
Ivanhoe Mines is an international mining company that is focused on exploring and developing its major discoveries of copper and gold at its Oyu Tolgoi Project, and coal at the Nariin Sukhait Project, in southern Mongolia.
At June 30, 2006, Ivanhoe Mines held four mining licenses for the Oyu Tolgoi Project totalling approximately 24,000 hectares. Ivanhoe Mines also held directly, and indirectly with Asia Gold Corp. — a company 45%-owned by Ivanhoe Mines — interests in Mongolian exploration licenses covering approximately 10.3 million hectares.
Results of Operations
The Company recorded a net loss of $40.3 million (or $0.12 per share) for the second quarter of 2006, compared to a net loss of $25.2 million (or $0.08 per share) in Q2’05.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The increase in the loss from 2005 to 2006 is primarily due to a $6.1 million increase in exploration expenses, a $3.5 million increase in stock compensation expense, a $10.2 million decrease in income from the Monywa Copper joint venture, less a $3.0 million increase in foreign exchange gains, a $1.3 million increase in interest income and a $1.7 million increase in operating loss allocated to minority interests.
Financings
On April 25, 2006, Ivanhoe Mines completed a financing that consisted of 18.4 million common shares at a price of $9.08 per common share (Cdn$10.28), representing gross proceeds of $167.2 million (net proceeds of $159 million).
Oyu Tolgoi Project, Mongolia
New Mine-Plan Initiatives Designed to Raise Returns and Reduce Risk
Strategic planning and development activities for the Oyu Tolgoi Project have been directed at improving the risk profile of the project and developing alternative strategies to guide the development of the mine. These initiatives will allow for the optimum use of available cash-flow once operations commence.
The Company has concluded that it will move from the original large, single SAG and dual ball-mill configuration to a circuit comprised of two smaller SAG mills, each coupled with two ball mills. Smaller SAG mills will significantly reduce the perceived technical risk associated with the larger unit as mills of this size have a proven operational track record. A further risk-mitigating factor is that the dual-circuit configuration would allow Oyu Tolgoi to continue production at reduced rates in the event of mine or mill outages.
In another development, the Company is continuing to investigate the option for sub-level caving mining on a high-grade portion of the upper Hugo North Deposit. Sub-level caving is a bulk, underground mining method where the ore body is developed, drilled, blasted and removed from a series of progressive levels from the top down. The waste rock overlying the ore body caves upwards progressively as the ore is removed. This area of the deposit contains copper grades of between 2.5% and 3%. This underground “starter mine” will provide an ideal environment to train miners and better understand in-situ geotechnical conditions which will be applied to enhance the layout and operations of the large-scale longer term block caving operation. Recent drilling and mine planning initiatives have suggested that this alternative approach to the mine schedule may yield higher returns and/or lower the risk associated with the initial Integrated Development Plan (IDP) that was issued in September, 2005. Originally, production from this part of the Hugo North deposit was planned as part of the block-cave production schedule later in the deposit life.
By using the new infrastructure of Shaft #1 presently under construction, the Company effectively can advance the scheduled production from this high-grade portion of the Hugo North deposit and provide a minimum of seven million tonnes per annum of high-grade feed to the mill — extending for at least five years, until the large, deep block-cave begins on the Hugo North Deposit. A sub-level cave development could provide

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
significant cash flows to assist in the funding of the block-cave underground development and also significantly reduce risk by providing additional technical information and reducing the production reliance on the long-term, capital-intensive, underground block-cave development.
Additional studies planned for later this year will focus on increasing the open-pit life, ultimate underground production and milling throughput tonnages beyond the 140,000 tonnes per day as reported in the IDP. Management believes that production from the open pit, with an estimated 29-year mine life — coupled with block-caving operations at the Hugo North and Hugo South deposits — ultimately could increase mill throughput to a range of 200,000 to 250,000 tonnes per day.
Shaft No. 1 Reaches Depth of 400 Metres
Construction activities on the Oyu Tolgoi Project have centered on the continued, successful sinking of Shaft #1, a 6.7-metre-diameter exploration and production shaft. It remains on plan, presently averaging 3.1 metres per day, and has reached a depth of approximately 400 metres below surface. This important item of infrastructure will allow the Company to access the underground copper and gold at the Hugo North Deposit as it advances the development of the Oyu Tolgoi Project.
In conjunction with Shaft #1, preliminary activities have been undertaken in preparation for commencement of construction in 2007. The Company is focusing on roadworks, site clearing, excavation of the concentrator site and planning for construction accommodation to remain in position to meet the scheduled mine start up in mid 2009, subject to the receipt of all necessary project approvals before January 2007. Engineering and procurement efforts undertaken during the second quarter were directed at working toward a definitive capital estimate.
The definitive capital estimate, being prepared by Fluor Engineering, will encompass the initial concentrator and infrastructure construction at Oyu Tolgoi. Bids are being gathered for most major equipment. The Company has had a procurement presence in China since 2005. The relationships developed during this period are considered a major factor in being able to realize the potential cost and schedule benefits that can be obtained from doing business in China.
Investment Contract with Mongolian Government
The finalization of an Investment Contract with the Mongolian Government will be a very important milestone towards the development of Oyu Tolgoi.
An Investment Contract, previously referred to as a Stability Agreement, is intended to be a comprehensive agreement that will create a stable tax and royalty environment, cover arrangements for essential infrastructure, including roads, the supply of interim and long-term electrical power, and confirm the Company’s commitments to maximize opportunities to educate, train and employ Mongolians.
Early in July 2006, the Mongolian Parliament fulfilled its commitment to finalize changes to the country’s Minerals Law and Tax Law. This was an important stage in the

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
development of Oyu Tolgoi, since the Government had declared that approval of the revised laws was a precondition to the negotiation of an Investment Contract.
The Company provided input on the development of the new laws through meetings between its Senior Executives and representatives of the Government, Members of Parliament and civil groups in Mongolia. The second quarter was marked by a consistent effort from the Company to engage these groups and its own national employees in an effort to build a broad understanding within Mongolia of the benefits of the Oyu Tolgoi Project. The Company firmly believes that helping to ensure that the Government and people of Mongolia are in a position to make an informed decision on the development of Oyu Tolgoi is essential to the project’s success.
The most significant changes in the Tax Laws are in the form of increased mineral royalties and reduced corporate taxation. Royalties rose from 2.5% of net sales to 5%, while the corporate tax rate was reduced from 30% to 25%.
The revised Minerals and Tax Laws have not yet been released in definitive form. However, the Company has conducted a preliminary review of the changes to the laws, based on information released by the Government and analysis by our Mongolian and international legal team. The review determined that the underlying value of Oyu Tolgoi, as presented in the September 2005 Integrated Development Plan, has not been materially affected. This assessment used discounted cash-flow analysis, assuming an 8% discount rate, under the original pricing assumptions used for the Integrated Development Plan of US$1.00/lb. copper and $400/oz. gold. With the continued strength in current copper and gold prices, the Company expects that future development plans will be based on long-term metal prices in the range of $1.10-$1.20/lb. for copper and $500/oz. for gold.
The Company was disappointed that in May 2006, prior to the revision of the minerals and taxation laws, an additional tax on excess profit was approved by the Mongolian Parliament with little industry consultation. The manner in which the tax was introduced has been criticized by the Company and the global mining and investment communities. The Company’s preliminary analysis of the Excess Profit Tax Law, guided by directives issued by the Mongolian taxation authorities, indicates that the tax does not act as a tax on gross revenue, as it initially appeared. The effective price at which the tax should apply to Oyu Tolgoi copper is currently estimated to be $1.45 per pound, since the legislated base price of $1.18/lb, along with the cost of external smelting and realization costs, can be deducted from sales proceeds.
Clarification received from the Government also has confirmed that the new tax would not be applied to copper smelted in Mongolia and it would not apply to the gold contained in a copper concentrate. Oyu Tolgoi will be a producer of copper concentrate and gold produced at Oyu Tolgoi will be contained in copper concentrate.
In meetings with senior Government representatives earlier this year, the Company reaffirmed its willingness to work with the Government to have downstream smelting capacity built in Mongolia that could serve Oyu Tolgoi and other mines and help produce value-added products for domestic and export markets.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Coal Division, Mongolia
Nariin Sukhait Coal Project
Mining operations at the Coal Division’s Nariin Sukhait Project are expected to start in 2007 at approximately one million tonnes per year and increase to four million tonnes per year over a five-year period. During the quarter, a letter of intent was signed with a Chinese company contemplating the sale of up to four million tonnes of coal per year.
Engineering mine plans and a Detailed Environmental Impact Assessment for the Nariin Sukhait Project are being completed in preparation for the application for a mining license. An exploration and drilling program was underway in Q2’06, in addition to improvements to an airstrip located near the Nariin Sukhait coal property.
Coal Division merger with Asia Gold to Create Ivanhoe Coal Ltd.
On August 8th, the minority shareholders of Asia Gold approved a proposed merger transaction under which Ivanhoe Mines will transfer its Coal Division to Asia Gold in exchange for approximately 82.6 million common shares of Asia Gold. The transaction, once completed, will result in Ivanhoe Mines owning approximately 90.0% of the issued and outstanding shares of Asia Gold. As part of the transaction, Ivanhoe Mines has agreed to extend an interim working line of credit to Asia Gold of $10 million, which can be increased to $15 million by mutual agreement.
Closing of the transaction is subject to receipt of final approval from securities regulatory authorities and the fulfillment of certain conditions precedent, including completion of the transfer of certain mineral exploration licenses in Mongolia. Transfer applications have been submitted to the relevant Mongolian governmental authorities and are pending.
The new company will be re-named Ivanhoe Coal Ltd. after the transaction has closed.
Other Projects
S&K Mine, Monywa Copper Joint Venture, Myanmar
The mine resumed normal operations on April 2, 2006. Copper cathode production for the quarter totalled 5,141 tonnes, representing a 57% increase over Q1’06 and a 44% decrease from Q2’05.
During the second quarter, the management for the S&K Mine joint venture increased its provision for income tax for the 2005 and 2006 tax years that cover the period from April 1, 2004 to June 30, 2006. The joint venture had filed its 2003 and 2004 returns on the basis that it would receive a 50% exemption on the 30% corporate tax rate, however, this did not occur. This ruling by the taxation authorities is being appealed by the joint venture. Notwithstanding the appeal, the joint venture has increased its accrued income tax payable for the April 1, 2004 to June 30, 2006 period to reflect the tax rate of 30%. At June 30, 2006, the joint venture had accrued in accounts payable $39.7 million (net $19.8 million to Ivanhoe Mines) in income tax. The net impact on the mine’s results of operations was an additional one-time charge of $18.5 million (net $9.3 million to Ivanhoe Mines) in income-tax expense for the three months ended June 30, 2006.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
During the quarter, the Company continued its detailed discussions with interested parties regarding the possible sale of an interest in the S&K Mine.
Bakyrchik Gold Project, Kazakhstan
The rise in the gold price during 2006 significantly improves the economics of this project. In Q1’06, discussions were held between representatives from the Company and various Kazakhstan Government authorities on the current status and future prospects of the Bakyrchik Project. Ivanhoe Mines reached a satisfactory agreement with the Kazakhstan Government authorities in Q1’06 that extended the Project exploration licenses for five years. The Company has received a similar five-year extension for its investment commitment for the project.
The Company is reviewing an updated Technical Report and is planning a major exploration program on its Kazakhstan mineral licenses during the second half of 2006. The start of the program will be subject to the receipt of various Government approvals that will allow expatriate personnel to enter the country and commence the exploration program.
Financing alternatives, including a possible public offering of a company holding the Bakyrchik Project, are being considered.
Update on Operations at Savage River Mine, Australia
A brief fire occurred in the concentrator at the Savage River iron ore mine in Tasmania, Australia, at the end of June’06. The temporary curtailment of operations as a result of this fire and a 3% decrease in pellet prices announced for the 2006-2007 year are expected to affect the total pellet premium proceeds to be received by the Company in March 2007, which are estimated at approximately $20 million. The fire did not impact the mine’s current mineral reserves. The Company expects that the aggregate future contingent payments will not be affected.
Jinshan Gold Mine Nearing Production in China
On April 24, 2006, Jinshan Gold Mines Inc., a company that is 52% owned by Ivanhoe Mines, announced the completion of the final feasibility study for its CSH (217) Gold Project open-pit mine in Inner Mongolia, China. The study indicates that the mine would be capable of producing approximately 117,000 ounces of gold per year for an initial mine life of approximately nine years at an average cash cost of approximately $253 per ounce. The feasibility study estimates total Proven and Probable open-pit reserves at 66.7 million tonnes averaging 0.75 grams per tonne gold, containing approximately 1.2 million ounces of recovered gold. The study was prepared by KD Engineering of Tucson, Arizona, pursuant to Canada’s National Instrument 43-101.
Jinshan is negotiating bank financings to complete the development of the CSH (217) Project. Jinshan expects to receive its mining permit in the third quarter of 2006, which will authorize the start of commercial gold mining operations. Assuming all the required permits are received as scheduled, Jinshan expects that it will be capable of commencing commercial gold production in the fourth quarter of 2006 or in the spring of 2007. In the meantime, mine construction and excavation is underway including the construction of a

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
crushing plant, the excavation and pouring of concrete foundations for the process plant, construction of the pregnant solution and overflow pounds, installation of the modular process plant and the installation of the leach pad.
The following discussion, analysis and financial review is comprised of ten sections:
1.	Review of operations.

2.	Summary of quarterly results.

3.	Cash resources and liquidity.

4.	Share capital.

5.	Outlook.

6.	Contractual obligations and off-balance-sheet arrangements.

7.	Critical accounting estimates and recent accounting pronouncements.

8.	Risks and uncertainties.

9.	Related-party transactions.

10.	Cautionary statements.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
REVIEW OF OPERATIONS
SELECTED FINANCIAL INFORMATION
          ($ in millions of U.S. dollars, except per share information)

	Quarter ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Exploration expenses	(39.9)	(33.8)	(66.9)	(58.2)
General and administrative costs	(9.8)	(5.9)	(20.8)	(10.7)
Share of (loss) income from Joint venture	(2.4)	7.8	2.1	15.5
Foreign exchange gains	4.7	1.7	4.5	1.1
Net (loss) from continuing operations	(45.7)	(31.1)	(76.8)	(55.3)
Net income from discontinued operations	5.4	5.9	13.3	21.6
Net (loss)	(40.3)	(25.2)	(63.5)	(33.7)
Net (loss) income per share
Continuing operations	($0.14)	($0.10)	($0.24)	($0.18)
Discontinued operations	$0.02	$0.02	$0.04	$0.07
Total assets	494.0	435.8	494.0	435.8

Joint venture operations
Copper cathode — 50% share
Units sold — tonnes	2,174	4,543	4,100	9,213
Units produced — tonnes	2,571	4,559	4,213	9,361

Average sale price
Copper cathode — US$/pound	$4.00	$1.59	$3.40	$1.60
EXPLORATION
In Q2’06, Ivanhoe Mines expensed $39.9 million in exploration and development activities, compared to $33.8 million in Q2’05. The majority of the $39.9 million was spent on Ivanhoe Mines’ Mongolian properties ($33.0 million compared to $29.3 million in Q2’05). Approximately $24.1 million (73%) of the $33.0 million was spent on the Oyu Tolgoi Project and various coal exploration activities in the South Gobi region of Mongolia. The remaining 27% was mainly spent on regional reconnaissance, license holding fees and general, in-country administrative charges.
Total development expenditures capitalized in Q2’06 totalled approximately $8.2 million, compared to $4.9 million in Q2’05. In Q2’06, approximately $3.2 million was spent on capital expenditures in Mongolia and $4.6 million was spent on Jinshan’s 217 Project.
a)	Oyu Tolgoi Project, Mongolia
i) Oyu Tolgoi Exploration.
Drilling program – In Q2’06, the bulk of Ivanhoe Mines’ drilling efforts were focused on an infill drilling program on the Hugo North Deposit and completing condemnation drilling required to finalize the location of the airport landing strip.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
At the end of Q2’06, six drill rigs were performing geotechnical, condemnation and resource delineation drilling. The objective of the current infill drilling program on the sub-level cave area of Hugo North is to bring additional inferred resources to an indicated resource category for pre-feasibility-level studies. The drilling program is scheduled to be completed in late October to November. Ongoing geotechnical and condemnation drilling is planned to continue in 2007 with two to three drills.
ii) Oyu Tolgoi Integrated Development Plan (IDP)
Mine Planning Update – During the quarter the Company continued to focus on the completion of various engineering studies and designs aimed at optimizing a smaller high-grade underground “starter mine”. Recent analysis highlighted a significant high-grade block in the southern end of the Hugo North Deposit that was originally intended to be mined during a later part of the IDP initial block cave mining phase. The starter-mine mineralization is located higher in elevation than the main high-grade Hugo North deposit and closer to the initial Shaft #1 development. Current plans are to use either a sub-level-cave operation or smaller block-cave operation for the starter mine. The starter mine would utilize the same infrastructure as envisaged by the original IDP plan and would result in lowering the overall financial risk for the project by providing operating cash flows that can help finance the expansion of the deeper portions of the Hugo North deposit. Production in a range of 15,000 to 20,000 tonnes per day is being targeted from this proposed starter mine.
The starter mine would also significantly lower the overall project technical risks, as knowledge gained from the development of the starter mine would be incorporated in the design and operations of the deeper Hugo North block cave mining phase.
The objective for the current infill drilling is to upgrade the mineral resources of the starter mine to an indicated category suitable for reserve reporting later in 2006. Pre-feasibility-level metallurgical test work for this area also is ongoing. Geotechnical investigations for underground infrastructure will continue during 2006, focusing on the location of Shaft #2 and the location of access corridors between the Hugo Dummett deposits and planned infrastructure development.
Planning is well advanced on work associated with the open-pit phase of the project, covering the Southwest open-pit development and the construction of the concentrator and related infrastructures. Major elements or issues yet to be finalized include interim and long-term power, potential rail access and the completion of environmental assessments. Detailed design of plant and infrastructure is on going and an update to the IDP is planned to commence later in 2006 to incorporate the starter-mine scenario and various other process improvements.
Shaft #1 Progress – All surface installations for the shaft were completed by the end of January 2006, including pre-sinking to a depth of 35 metres. Sinking of

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
the shaft has reached a depth of approximately 400 metres below surface in early August, recently progressing at an average rate of approximately 3.1 metres per day. The sinking of Shaft #1 to an originally planned depth of 1,340 metres below surface is expected to be completed in late-2007, with underground drifting and drilling occurring in 2007 and 2008.
The sinking of Shaft #1 is being performed by the Redpath Group of North Bay, Ontario, Canada, one of the world’s leading shaft-sinking firms. When completed, Shaft #1 will provide access to the Hugo Dummett deposits and enable the completion of detailed feasibility studies, further resource-delineation drilling and rock-characterization work.
Development shaft (“Shaft #2”) – To maximize project value from the high-grade Hugo North Deposit, the Company plans to commence construction of a 10-metre-diameter production/service shaft. Sinking of the shaft is scheduled to commence in late 2007. During the quarter, ongoing work on the shaft included bulk excavation work for the head frame and various excavations for haul roadways, as well as various engineering studies on design and equipment procurement.
At the end of July, the overall engineering progress on the construction of the concentrator totalled approximately 16% of the total budgeted engineering hours. A decision was made during July to change the process from a single SAG mill followed by two large ball mills to two effectively independent trains with two SAG mills followed by four ball mills. Procurement activities continued during the quarter. The Company expects to complete in 2006 the selection and award of all large process equipment, as well as the acquisition of all vendor information required to complete the design of the concentrator. All infrastructure development, including temporary facilities required to support construction, are proceeding at a pace required to support the planned production schedule.
b)	Other Mongolian copper/gold exploration projects.

During Q2’06, Ivanhoe Mines continued its exploration efforts on various other Mongolian prospects. Work was focused on the Baruun Tal and Under Naran porphyry prospects, 50 kilometers west of the Kharmagtai Project and 20 kilometers northeast of the Oyut Ulaan Project respectively. Limited trenching activities are planned in Q3’06 for both these projects. Regional reconnaissance has condemned large areas, much of this under thick cover, and relinquishment of mineral licenses for these areas is underway.

c)	Mongolian coal projects.

In Q2’06, the Company announced its plans to vend its Mongolian Coal Division, including its interest in the Nariin Sukhait Coal Project and the Tsagaan Tolgoi Coal Project, into Asia Gold Corp. in exchange for majority ownership of Asia Gold Corp. See Exploration – Other – Mongolia: Asia Gold Corp in (v) below.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Nariin Sukhait Coal Project – The Nariin Sukhait Coal Project, covering an area of 3,240 square kilometers, is located 45 kilometers north of the Mongolia-China border and the shipping terminus for a newly constructed, 450-kilometer Chinese rail line. A railway line to the Nariin Sukhait Coal Project from the Mongolia-China border is being evaluated. Engineering mine plans and a detailed Environmental Impact Assessment are being completed in preparation for the application for a mining permit.

In Q1’06, the Company also announced the results of an updated resource estimate for the Nariin Sukhait Coal Project. Total coal resources contained in two separate fields, the South-East Field and the West Field, were estimated at 124.0 million tonnes of Measured plus Indicated resources, (79.5 million tonnes of Measured resources and 44.5 million tonnes of Indicated resources), and an additional Inferred resource of approximately 33.8 million tonnes. The new estimate was independently prepared by Norwest Corporation of Salt Lake City, Utah, pursuant to Canada’s National Instrument 43-101. Details of the classification, estimation and reporting of coal resources are contained in Ivanhoe Mine’s February 14, 2006, news release. Steven B. Kerr, Senior Geologist with Norwest Corporation, a qualified person, reviewed and approved the technical and scientific information in the release.

In Q2’06, an exploration and drilling program was undertaken. Exploration and drilling contractors were mobilized along with the hiring of field and support staff. To improve future access to the site, the refurbishment of an airstrip located near the property was started during the quarter. In Q3’06, the Coal Division plans to complete an updated mining study on the Nariin Sukhait Coal Project in accordance with National Instrument 43-101. A mine throughput of 4 million tonnes of coal per year is being evaluated by Ivanhoe Mines and its independent consultants. Annual production is expected to yield thermal coal for power generation, pulverized coal injection and metallurgical (coking) coal for blending.

Discussions with various potential Chinese customers interested in coal supply from Nariin Sukhait are ongoing. During the quarter, a letter of intent for the sale of up to four million tonnes of coal per year, starting in 2007, was signed with a Chinese company. Mining operations at Nariin Sukhait are expected to start in 2007 at a capacity of approximately one million tonnes per year and increase to four million tonnes per year over a five-year period.

Tsagaan Tolgoi Coal Project – This project, discovered by Ivanhoe Mines, is located approximately 100 kilometers west of the Oyu Tolgoi Project. Significant coal thicknesses were encountered along a strike length of six kilometers as a result of deep-trenching efforts and a drilling program that included a total of 46 drill holes. However, due to the wide spacing of the holes, an estimate of coal resources cannot be made at this time. Drilling equipment was moved from the Nariin Sukhait project to the Tsagaan Tolgoi project in August 2006. A drilling program on the Tsagaan Tolgoi project is expected to be completed in 2006, followed by the issuance of a technical report prepared in accordance with

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
National Instrument 43-101 that will present a summary of total coal resources delineated on the project. The objective of the drilling program is to delineate sufficient thermal coal resources to support the preparation of a formal study on the development of major, long-life, coal-fired generating capacity to supply electricity to the Oyu Tolgoi Project and the residents of the sparsely populated southern part of Mongolia.
d)	Other

i)	Kazakhstan: Bakyrchik Project.

The rise in the gold price in 2006 significantly improves the economics of this project. In Q2’06, the Company continued its discussions with representatives of various Kazakhstan Government authorities on the current status and future prospects of the Bakyrchik Project. Ivanhoe Mines reached a satisfactory agreement with the Kazakhstan Government authorities in Q1’06 that extended the Project’s exploration licenses for five years. The Company has received a similar five-year extension for its investment commitment for the project.

The Company is reviewing an updated Technical Report and is planning a major exploration program of its Kazakhstan mineral licenses during the second half of 2006. The start of the program will be subject to the receipt of various Government approvals that will allow expatriate personnel to enter the country and commence the exploration program.

Financing alternatives, including a possible public offering of a company holding the Bakyrchik Project, are being considered.

ii)	China: Inner Mongolia

During Q2’06, Ivanhoe Mines continued its exploration efforts on various prospects located in Inner Mongolia.

iii)	Australia: Cloncurry

The Cloncurry Project, covering an area of more than 1,450 square kilometers, was acquired in September 2003. Since its acquisition, Ivanhoe Mines has been conducting a comprehensive exploration program on the property, with the objective of identifying bulk-tonnage copper-gold mining opportunities.

In Q2’06, the Company initiated a 5,000-metre drill program focused on the strongest combined anomalies identified from the recently completed geophysical program and previous copper and gold soil anomalies on the Amethyst Castle Project and the Three Amigos Project.

Amethyst Castle Project (copper, gold and uranium) – The Amethyst Castle Project is considered to be an Iron Oxide Copper-Gold-Uranium (IOCG) mineralized system. In Q1’06, Ivanhoe Mines completed a geophysical program over a 2.5-kilometer by 2.0-kilometer grid, followed by a dipole-dipole Induced Polarization (IP) survey over a 1.5-kilometer by 1.0 kilometer grid. The IP survey lines will be extended to investigate additional anomalies on three sides of the

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
grid. The magnetic survey results established the potential for significant near-surface mineralization to the depth of the IP response.

Three Amigos Project (copper gold) – The Three Amigos Project is located approximately 700 metres south of the Amethyst Castle Project. Assay results of soil samples confirmed the presence of moderately to highly anomalous gold, copper and cobalt. The presence of anomalous copper, gold and cobalt could suggest similarities to Amethyst Castle or an extension of Amethyst Castle to the south.
iv)	China: Jinshan Gold Mines Inc. (“Jinshan”).

On April 24, 2006, Jinshan announced the completion of the final feasibility study for its CSH (217) Project open-pit gold mine in Inner Mongolia, China. The study indicates that the mine would be capable of producing approximately 117,000 ounces of gold per year for an initial mine life of approximately nine years at an average cash cost of approximately $253 per ounce. The feasibility study estimated total Proven and Probable open-pit reserves at 66.7 million tonnes averaging 0.75 gram per tonne gold, containing approximately 1.2 million ounces of recovered gold. Details of the study, which was prepared by KD Engineering of Tucson, Arizona, pursuant to Canada’s National Instrument 43-101, are contained in Jinshan’s April 24, 2006, news release. Joseph Keane, President of KD Engineering, Mario E. Rossi, of GeoSystems International Inc., and John Nilsson, of Vancouver, Canada, qualified persons, supervised the preparation of the technical and scientific information contained in the release.

Starting at the beginning of May 2006, all development expenditures are being capitalized. Out of a total of $3.7 million spent on plant and equipment during the quarter, a total of approximately $1.0 million was capitalized.

During Q2’06, Jinshan continued its discussion with financial institutions for a $35 to $40 million loan facility. If obtained, the funds from this facility would be used to finance the ongoing construction of mine infrastructure. During the quarter, Jinshan also engaged in discussions with various third parties for potential joint venture arrangements to assist in the financing of future exploration activities on some of its other Chinese projects.

v)	Mongolia: Asia Gold Corp. (“Asia Gold”)

Coal Transaction – On April 26, 2006, Ivanhoe Mines announced an agreement in principle to vend its Coal Division into Asia Gold in exchange for additional shares of Asia Gold. The transaction would result in Ivanhoe Mines owning approximately 90% of the issued and outstanding common shares of Asia Gold. Ivanhoe Mines held 45% of Asia Gold’s common shares at the end of Q2’06.

As part of the transaction, Ivanhoe Mines has agreed to extend an interim working line of credit to Asia Gold of up to $15 million. Asia Gold’s proposed acquisition of the Coal Division, which is a related-party transaction, was approved on August 8, 2006, by Asia Gold’s minority shareholders. Closing of the transaction

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
is subject to receipt of final approval from securities regulatory authorities and the fulfillment of certain conditions precedent, including completion of the transfer of certain mineral exploration licenses in Mongolia, applications for which have been submitted to the relevant Mongolian governmental authorities and are pending. The new company will be re-named Ivanhoe Coal Ltd. once the transaction has closed.

Exploration activities – In Q2’06, Asia Gold continued its exploration activities on various projects, including the Khongor copper-gold project and the Naran Bulag gold project.

During the quarter, the second phase of a 3,000-metre diamond drilling program was completed on the Khongor project. From a total of 18 holes, 10 intersected porphyry-style mineralization, including six holes with high-grade mineralization. Further drilling is planned to fully test the extent of mineralization.

Also during the quarter, Asia Gold completed the first phase of a drilling program on the Naran Bulag project. The drilling program included 84 reverse-circulation holes, for a total of 3,205 metres, and five diamond drill holes totalling 787 metres. Four shallow-dipping shoots of gold mineralization were defined, ranging in thickness from one to five metres, with gold grades ranging from one to 16 grams per tonne. Further drilling will be required to test the full extent and grade of the mineralization. A bulk sample will also be required to provide a better understanding of the gold distribution and more representative gold average grade.

During the quarter, Asia Gold completed the initial phase of a geophysical gravity survey. Up to 20 target areas have been identified, including 16 areas with porphyry copper potential and four potential coal sub-basins. Drilling by BHP Billiton on the coal targets commenced in July 2006. Other exploration activities included a 741-metre drilling program on the epithermal gold project property located in Bulgaria and a trenching, geochemical sampling and ground magnetic and IP survey on the Kaputusan copper-gold project located in Indonesia.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
INVESTMENT IN JOINT VENTURE
MONYWA COPPER (S&K MINE), MYANMAR

	Three month period ended June 30,
	Total Operation				Company’s 50% net share
				% Increase			% Increase
		2006	2005	(decrease)	2006	2005	(decrease)

Total tonnes moved (1)	Tonnes (000’s)	3,402	3,283	4%
Tonnes of ore to heap	Tonnes (000’s)	2,952	2,085	42%
Ore grade	CuCN %	0.33%	0.44%	(25%)
Strip ratio	Waste/Ore	0.11	0.54	(80%)
Cathode production	Tonnes	5,141	9,118	(44%)	2,571	4,559	(44%)
Tonnage sold	Tonnes	4,348	9,086	(52%)	2,174	4,543	(52%)
Average sale price received	US$/pound				$4.00	$1.59	151%
Sales	US$(000)				14,047	15,614	(10%)
Cost of operations	US$(000)				2,317	4,026	(42%)
Operating profit	US$(000)				10,460	10,052	4%
Cost of operations	US$/pound				$0.48	$0.40	20%

	Six month period ended June 30,
	Total Operation				Company’s 50% net share
				% Increase			% Increase
		2006	2005	(decrease)	2006	2005	(decrease)

Total tonnes moved (1)	Tonnes (000’s)	5,529	6,898	(20%)
Tonnes of ore to heap	Tonnes (000’s)	4,840	4,529	7%
Ore grade	CuCN %	0.39%	0.53%	(26%)
Strip ratio	Waste/Ore	0.18	0.47	(62%)
Cathode production	Tonnes	8,426	18,721	(55%)	4,213	9,361	(55%)
Tonnage sold	Tonnes	8,200	18,425	(55%)	4,100	9,213	(55%)
Average sale price received	$/pound				$3.40	$1.60	113%
Sales	$(000)				25,083	30,758	(18%)
Cost of operations	$(000)				8,341	8,083	3%
Operating profit	$(000)				14,153	19,216	(26%)
Cost of operations	US$/pound				$0.92	$0.40	132%

(1)	Includes ore and waste material
Copper prices on the London Metal Exchange (LME) averaged $3.29 per pound in Q2’06, compared to $1.54 per pound in Q2’05 and $2.24 per pound in Q1’06, representing an increase of 114% and 46% respectively. All exports of copper currently are being settled using the average LME copper price for the second month following the month of shipment. Due to the 46% increase in LME average copper prices in Q2’06 over the prior quarter, copper cathode sales from the first quarter were settled in the second quarter at approximately $5 million higher than initially estimated. Total copper cathode production from the S&K Mine in Q2’06 totalled 5,141 tonnes, representing a decrease of 44% over Q2’05.
Mining operations resumed at the beginning of April, following a shut-down in March 2006. During the quarter, the operations suffered from a shortage of equipment, tires and chemical reagents.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Mine operations during the quarter continued to be affected by a shortage of trucking capacity caused by delays in obtaining the necessary import permits. Total tonnage moved in Q2’06 increased by 4% compared to Q2’05. Total cathode production in Q2’06 decreased by 44% primarily due to a 25% decrease in copper grade.
During Q2’06, operating cash costs decreased by approximately 11% compared to Q2’05. The net decrease in operating cash costs was mainly attributed to decreases in power (-38%) and chemicals (-43%), less increases in fuel (+170%). The decrease in power and chemicals was mainly attributed to the 44% decrease in cathode production, while the increase in fuel was mainly attributed to increases in oil prices.
In early Q3’06, the management of the S&K Mine was able to obtain from the Myanmar authorities the necessary import permits for its previously ordered equipment. The equipment arrived at the minesite at the beginning of August 2006 and is being assembled. This equipment will enable the mine to increase its mining and cathode production.
At the end of Q2’06, the S&K Mine had $84.3 million in cash, representing a $31.7 million increase over the balance at the end of the previous quarter.
Other issues affecting joint venture financial results.
During Q2’06, the S&K Mine paid $8.1 million (net $4.0 million to Ivanhoe Mines) in commercial tax on export sales, which was previously accrued, to the Myanmar tax authorities for tax claimed retroactively for the period January 1, 2003 to March 31, 2004. At June 30, 2006, the mine accounts payable balance included $22.4 million (net $11.2 million to Ivanhoe Mines) in commercial tax for the period April 1, 2004 to June 30, 2006. The management of the S&K Mine believes that the tax provisions in the S&K mine joint venture agreement clearly exempt the mine’s copper exports from all tax of a commercial tax nature and therefore it has lodged an appeal with the tax authorities regarding the application of this tax.
Also, during the second quarter, the management for the S&K Mine’s joint venture increased its provision for income tax for the 2005 and 2006 tax years that cover the period from April 1, 2004 to June 30, 2006. The joint venture had filed its 2003 and 2004 returns on the basis that it would receive a 50% exemption on the 30% corporate tax rate; however, this did not occur. This ruling by the tax authorities is being appealed by the joint venture. Notwithstanding the appeal, the joint venture has increased its accrued income tax payable for the April 1, 2004 to June 30, 2006 period to reflect the tax rate of 30%. At June 30, 2006, the joint venture had accrued in accounts payable $39.7 million (net $19.8 million to Ivanhoe Mines) in income tax. The net impact on the mine’s results of operations was an additional one-time charge of $18.5 million (net $9.3 million to Ivanhoe Mines) in income tax expense for the three months ended June 30, 2006.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
DISCONTINUED OPERATIONS
In February 2005, the Company sold its Savage River Mine located in Tasmania, Australia. In Q1’06, the Company received a total of $34.7 million, which included $6.7 million representing principal and accrued interest repayment of the final tranche of the $21.5 million guaranteed cash payments and $28 million representing the first contingent annual payment covering the period from April 1, 2005 to March 31, 2006. A total of $7.9 million of the $28 million was accrued as income from discontinued operations in Q1’06 and the balance of the $28 million was accrued as income in 2005. An additional $0.2 million adjustment was received in Q2’06. Based on 2006 iron ore pellet prices and actual sales volumes for Q2’06, the Company accrued $5.4 million in the second quarter as income from the mine.
At the end of June 2006, the mine’s concentrator was damaged by a fire. As a result, pellet production for the 12-month-period ended March 31, 2007 now is estimated by the management of the Savage River Mine to total 1.7 million tonnes down from a previous estimate of 2.2 million tonnes. Also, based on the 3% reduction in pellet prices negotiated in Q2’06, the Company is expecting to receive approximately $20 million in total pellet premium at the end of March 2007, representing a 29% reduction from the year ended March 31, 2006. Under the Company’s agreement to sell the mine, this reduction will be recouped in future years as the fire did not impact the mine’s current reserves.
ADMINISTRATIVE AND OTHER
General and administrative
The $3.9 million increase in general and administrative expenditures in Q2’06 was primarily due to a $3.5 million increase in stock-based compensation charges.
Interest Income
Interest income increased by $1.3 million in Q2’06 due to holding higher amounts of cash and cash equivalents and earning higher rates of interest on Canadian dollar investments.
Foreign Exchange Gains
The $3.0 million increase in foreign exchange gains in Q2’06 was due to holding higher amounts of Canadian dollar cash and cash equivalents, while the Canadian dollar strengthened against the U.S. dollar.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
SUMMARY OF QUARTERLY RESULTS
The following table summarizes our quarterly results for the last eight financial quarters:

	Quarter ended
	Jun 30	Mar 31	Dec 31	Sept 30
(Expressed in millions of U.S. dollars, except per share amounts)	2006	2006	2005	2005

Exploration expenses	(39.9)	(27.0)	(40.1)	(28.9)
General and Administrative	(9.8)	(11.0)	(5.8)	(7.3)
Share of (loss) income from joint venture	(2.4)	4.5	(0.5)	8.0
Gain (loss) on foreign exchange	4.7	(0.2)	(0.4)	7.1
Net (loss) from continuing operations	(45.7)	(31.1)	(49.8)	(20.6)
Net income from discontinued operations	5.4	7.9	7.9	6.4
Net (loss)	(40.3)	(23.2)	(41.8)	(14.3)
Net (loss) income per share
Continuing operation	(0.14)	(0.10)	(0.16)	(0.07)
Discontinued operations	0.02	0.03	0.03	0.02

Total	(0.12)	(0.07)	(0.13)	(0.05)

	Jun 30	Mar 31	Dec 31	Sept 30
	2005	2005	2004	2004

Exploration expenses	(33.8)	(24.4)	(24.2)	(28.5)
General and Administrative	(5.9)	(4.8)	(6.2)	(6.0)
Share of income from joint venture	7.8	7.7	6.5	4.6
Gain (loss) on foreign exchange	1.7	(0.6)	3.5	4.2
Net (loss) from continuing operations	(31.1)	(24.2)	(26.6)	(25.5)
Net income from discontinued operations	5.9	15.7	9.5	0.7
Net (loss)	(25.2)	(8.5)	(17.1)	(24.8)
Net (loss) income per share
Continuing operation	(0.10)	(0.08)	(0.08)	(0.09)
Discontinued operations	0.02	0.05	0.03	0.00

Total	(0.08)	(0.03)	(0.05)	(0.09)

CASH RESOURCES AND LIQUIDITY
At June 30, 2006, consolidated working capital was $218.1 million, including cash of $201.8 million, compared with working capital of $127.6 million and cash of $101.7 million at December 31, 2005.
Operating activities. The $48.7 million of cash used in operating activities from continuing operations in Q2’06 primarily was the result of $39.9 million in exploration expenditures, general and administration costs of approximately $4.1 million and $5.5 million net outlays in working capital items.
Investing activities. In Q2’06, $9.7 million was used in investing activities, mainly consisting of $1.5 million to purchase 8.3 million units of Redox Diamonds Ltd. and $8.5 million invested in property plant and equipment acquisitions.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Financing activities. Financing activities of $161.6 million in Q2’06 were due to the net proceeds of a private placement of 18.4 million shares and proceeds received from the exercise of stock options.
On April 25, 2006, Ivanhoe Mines completed a financing that consisted of 18.4 million common shares at a price of $9.08 per common share (Cdn$10.28), representing an aggregate amount of $167.2 million (Cdn$189.2 million). The net proceeds of the offering ($159.0 million) are intended to be used to further the development of various Mongolian projects, including the Oyu Tolgoi Project.
SHARE CAPITAL
At August 11, 2006, the Company had a total of 335.3 million common shares and the following purchase warrants outstanding:

Share purchase			Total number of
warrants outstanding	Maturity date	Exercise price	shares to be issued
5.76 million (1)	2/15/2007 (2)	$8.68 per share	0.576 million

(1)	Each 10 warrants entitle the holder to acquire one common share.

(2)	In 2006, the expiry date was extended from February 2006 to February 2007.
At August 11, 2006, the Company had a total of approximately 14,512,700 million incentive stock options outstanding, with a weighted average exercise price per share of Cdn$8.69. Each option is exercisable to purchase a common share of the Company at prices ranging from Cdn$1.60 to Cdn$12.70 per share.
OUTLOOK
Development of the Oyu Tolgoi Project
Since its inception in 1994, mineral exploration has been the Company’s principal business focus. In Q2’06, the Company devoted most of its management and financial resources to furthering the exploration and development of the Oyu Tolgoi Project, while at the same time continuing to explore for minerals in other parts of Mongolia, Eastern Asia and Australia. The Company also is assessing the extent, value and development potential of the strategically located coal resources recently discovered on Ivanhoe Mines’ exploration concessions in southern Mongolia.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Investment Contract with Mongolian Government
In May 2006, an excess profit tax was passed by the Mongolian Parliament. This was followed by a series of revisions to the Tax Law and, on July 8, 2006, a revised Minerals Law. These provisions have not yet been released in definitive form. The Company will be conducting a detailed review of the definitive form of the Minerals Law and Tax Law changes when they are released to assess the effect that the changes will have on the plan to develop the Oyu Tolgoi Project.
The Company has conducted a preliminary review of the impact of the new laws, when applied in conjunction with the continued development of mine planning opportunities, and has determined that the underlying value of Oyu Tolgoi as presented in the September 2005 Integrated Development Plan has not been materially affected.
The Company believes that the revised Minerals and Tax laws will lead to the resumption of negotiations on a formal, long-term Investment Contract with the Company.
The Investment Contract is intended to be a comprehensive agreement that will create a stable tax and royalty environment, cover arrangements for essential infrastructure, including roads, the supply of interim and long-term electrical power, and confirm the Company’s commitments to maximize opportunities to educate, train and employ Mongolians.
Amendments to Minerals Law and Tax Law
Significant amendments to the Minerals and Tax laws include the following:
Strategic Deposits
The Government of Mongolia has the option to acquire interests in mineral deposits deemed to be “strategic”. The law defines a strategic deposit as one with potential to have an impact on Mongolia’s national security, economic and social development, with minerals that are in strong international demand; or a deposit capable of annual mineral production that exceeds 5% of Mongolia’s gross domestic product. The Government will have a qualified right to acquire an interest of 1) up to 34% in strategic deposits discovered through privately financed exploration; and 2) up to 50% in deposits that were discovered through the use of state funds during the former Soviet era. The Oyu Tolgoi discoveries on the Company’s licenses, and on the adjoining Entrée Gold joint-venture property, were financed entirely by private capital. The Company’s coal discoveries in the Nariin Sukhait region, and at Tsagaan Tolgoi, west of the Oyu Tolgoi Project, also have been funded solely by private capital.
The Minerals Law states that any acquisition of a state interest in a mining project will be subject to negotiation with the license holder as part of the Investment Contract process. Although details of the new amendments to the law need to be addressed, the extent of state participation will be determined in part on a project-by-project basis by the proportion of the project capital that the state is prepared to invest. For the last several years, the Company has stated that it was prepared to consult closely with Mongolian Government leaders to assess all strategic

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
alternatives available for the development of the Oyu Tolgoi Project, including the possibility of accepting one of more minority investments from official, government-owned entities whose involvement could be profoundly beneficial to the project’s long-term success.
Increased royalty
The Government’s royalty on all metals was doubled to 5.0%.
Lower tax rates
The 30% income tax rate on personal and corporate income was reduced to 10% and 25% respectively. The value added tax was reduced from 15% to 10%.
Amendments to license maturity
The term of an exploration license was increased from seven to nine years. The maximum term for a mining license was reduced from 100 years to 70 years. At this time, it is not clear if those amendments will apply retroactively to existing licenses.
Listing requirements
Entities holding a mining license for a deposit classified as being of strategic importance now are required to list at least 10% of their shares on the Mongolian Stock Exchange.
Amendments to the maximum duration of Investment Contracts
The maximum duration of Investment Contracts has been set as follows:
•	Investment between $50-$100 million — 10-year term

•	Investment between $100-$300 million — 15-year term

•	Investment greater than $300 million — 30-year term.
Other income tax amendments
Amendments to the Tax Law also include the introduction of a 10% investment tax credit, the introduction of a three-year loss-carry-forward and improved depreciation allowances. These amendments are expected to compensate for the elimination of the tax holidays that previously applied only to foreign-owned companies, and not to domestic entities.
Excess Profit Tax
In May 2006, an excess profit tax was approved by the Mongolian Parliament. The tax, at a rate of 68%, will apply to sales revenue, net of all selling and treatment charges, which exceeds certain threshold levels for copper and gold.
Based on the Company’s initial assessment, the effective price at which the tax will apply to Oyu Tolgoi copper is currently estimated to be $1.45 per pound, since the legislated base price of $1.18/lb along with the cost of external smelting and realization costs can be deducted from sales proceeds.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Clarification received from the Government also has confirmed that the new tax would not be applied to copper smelted in Mongolia and it would not apply to the gold contained in a copper concentrate. Oyu Tolgoi will be a producer of copper concentrate and gold produced at Oyu Tolgoi will be contained in copper concentrate.
In meetings with senior Government representatives, the Company reaffirmed its willingness to work with the Government to have downstream smelting capacity built in Mongolia. The IDP financial results, released in September 2005, were based on metal prices that are below the metal-price thresholds set by this new tax on revenue. As a result, the management of the Company believes that the new tax on revenue should not compromise the basis for the development of the Oyu Tolgoi Project.
Financing alternatives
The Company continues to assess strategic alternatives for the development and financing of the Oyu Tolgoi Project. The Company’s current plan is to advance the development of the project while continuing to discuss financing options with various parties. The Company has engaged CIBC World Markets and BMO Nesbitt Burns to assist in this process.
During Q2’06, the Company continued its discussions with major international mining companies capable of financing and developing the project. The Company believes that significant advantages could be realized from the participation of strategic partners and continues to assess opportunities, as they arise, to extend to one or more such partners a participating interest in the project. The Company is not soliciting bids from potential partners and has not set a deadline or target date for concluding any such agreement. Accordingly, there can be no assurance that any ongoing or future discussions will result in an agreement with a strategic partner or that the Company will pursue development of the Oyu Tolgoi Project with a strategic partner at all.
Asset rationalization
The Company is continuing to explore opportunities to rationalize non-core assets through potential disposition alternatives involving the outright or partial sale of non-core project interests, the formation of one or more joint ventures in respect of certain non-core projects or other transactions that would dilute or eliminate the Company’s interest in, and relieve the Company of financial obligations in respect of, such non-core projects. In 2005, the Company signed an MOU with three large established Korean corporations with the intent to sell a significant portion of the Company’s interest in the S&K Mine. The MOU, which is non-binding, is subject to completion of due diligence, currently ongoing, and various approvals, including approval from Myanmar governmental authorities. The Company’s principal objectives are to generate, or otherwise preserve, cash and to devote more managerial and financial resources to the Oyu Tolgoi Project. There can be no assurance that any disposition of non-core assets presently under consideration will occur on a timely basis, or at all.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Liquidity and future funding requirements
Since its inception, the Company has relied on capital markets (and in particular equity markets) to fund its exploration and other activities. As a result, the bulk of the Company’s expenditures have tended to be of a discretionary nature and as such may be deferred, based on the status of the Company’s cash resources. Failure to generate sufficient funding from one or more currently anticipated sources may require Ivanhoe Mines to delay, postpone or curtail certain of its planned activities for 2006 and thereafter. Ivanhoe Mines’ cash resources are considered sufficient to maintain the Company’s minimum level of activities for the next 12 months. On April 25, 2006, Ivanhoe Mines completed a financing that consisted of 18.4 million common shares at a price of $9.08 per common share (Cdn$10.28), representing an aggregate amount of $167.2 million (Cdn$189.2 million). The net proceeds of the offering are intended to be used to further the development of various Mongolian projects, including the Oyu Tolgoi Project.
Following the finalization of an Investment Contract with Mongolian authorities, the Company expects to be in a position to seek project financing to implement its initial open-pit development plans at the Oyu Tolgoi Project. As well, the Company continues to pursue a number of other capital-raising initiatives. The Company cannot predict how soon the discussions in respect of the Investment Contract can be finalized. Accordingly, there can be no assurance that an Investment Contract containing all of the terms sought by Ivanhoe Mines can be obtained in the foreseeable future, or at all. In addition, there can be no assurance that the Company will be able to obtain project financing or otherwise raise capital before its existing cash resources are expended.
Proceeds received from the sale of the Savage River mine will be used to supplement the funding of the Company’s ongoing activities at Oyu Tolgoi, although there can be no assurance that these funds, if and when received, will be sufficient to meet all of the Company’s funding requirements.
The Company expects to fund additional planned expenditures for 2006 and beyond from external sources, which may include debt or equity financing, proceeds from the sale of existing non-core assets, third-party participation in one or more of the Company’s projects, or a combination thereof. There can be no assurance that the Company will be successful in generating sufficient funds from any of these sources. If the Company’s existing cash resources are insufficient to fund the Company’s additional planned expenditures, or if the Company is unable to obtain other financing before its existing cash resources are expended, the Company will have to rely upon equity markets or other sources of capital (from potential joint venture partners or through other arrangements) — the availability of which cannot be assured — to continue funding the development of the Oyu Tolgoi Project. Capital markets are subject to significant volatilities and uncertainties.
There can be no assurance that Ivanhoe Mines’ undeveloped or partially developed projects can be fully developed, in whole or in part, since factors beyond the Company’s control may adversely affect its access to funding or its ability to recruit third-party participants.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
CONTRACTUAL OBLIGATIONS and OFF BALANCE SHEET ARRANGEMENTS
As of June 30, 2006, there were no significant changes in our contractual obligations and commercial commitments from those reported in our Management’s Discussion and Analysis for the year ended December 31, 2005.
At the end of June 30, 2006, the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.
CRITICAL ACCOUNTING ESTIMATES and RECENT ACCOUNTING PRONOUNCEMENTS
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain. The Company’s significant accounting policies and the estimates derived there from identified as being critical are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2005.
On January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), “Share-Based Payment”, on a modified prospective basis. Prior to January 1, 2006, the Company recorded compensation costs using the fair value based method in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”.
RISKS AND UNCERTAINTIES
Material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2005.
RELATED-PARTY TRANSACTIONS
The Company’s related-party transactions in Q2’06 are substantially unchanged from the disclosure in its MD&A for the year ended December 31, 2005.
CAUTIONARY STATEMENTS
LANGUAGE REGARDING RESERVES AND RESOURCES
Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2005, and other continuous disclosure documents filed by the Company since January 1, 2006, at www.sedar.com.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
FORWARD-LOOKING STATEMENTS
Certain statements made herein, other than statements of historical fact relating to Ivanhoe Mines, are forward-looking statements. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, proposed acquisitions and dispositions of assets, discussions with third parties respecting material agreements, participation in projects and financing, the expected timing and outcome of Ivanhoe Mines’ discussions with representatives of the Government of Mongolia for an investment contract in respect of the Oyu Tolgoi Project, the impact of recent amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business, the estimated cost of bringing the Oyu Tolgoi Project into commercial production, anticipated future production and cash flows, target milling rates, the outcome of Ivanhoe Mines’ discussions with its joint venture partner in the Monywa Copper Project and with certain governmental authorities in Myanmar aimed at resolving impediments to the ongoing operation and potential expansion of the project, the possibility of having to record, in the future, a significant reduction of the project’s carrying value on the Company’s financial statements and other statements that are not historical facts. When used in this MD&A, the words such as “could”, “plan”, “estimate”, “expect”, “intend”, “may”, “potential”, “should” and similar expressions, are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS
I, John Macken, Chief Executive Officer of Ivanhoe Mines Ltd., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd., (the issuer) for the interim period ended June 30, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
Date: August 11, 2006

“John Macken” John Macken
Chief Executive Officer
Ivanhoe Mines Ltd.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS
I, Tony Giardini, Chief Financial Officer of Ivanhoe Mines Ltd., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd., (the issuer) for the interim period ended June 30, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
Date: August 11, 2006

“Tony Giardini” Tony Giardini
Chief Financial Officer
Ivanhoe Mines Ltd.

August 14, 2006
IVANHOE MINES ANNOUNCES Q2 2006 RESULTS
NEW MINE-PLAN INITIATIVES DESIGNED TO RAISE RETURNS AND REDUCE RISK
AS FIRST SHAFT AT OYU TOLGOI COPPER-GOLD PROJECT PASSES 400 METRES IN DEPTH
Singapore — Ivanhoe Mines today announced its results for the second-quarter of 2006. (All figures are in US dollars unless otherwise stated).
Ivanhoe Mines is continuing to make significant progress in realizing the potential of its copper, gold and coal resources in southern Mongolia. Strategic planning and development activities for the Oyu Tolgoi copper and gold mine complex have centered on reducing the project’s production and technical risk and optimizing underground mine planning. The Company has made a decision to move to a dual grinding-circuit configuration in the layout of the concentrator. This is seen as a significant step by Company management to reduce technical risk as it brings the SAG Mill and other equipment specifications in line with proven technology at similar plants operating around the world. In addition, dual circuits will reduce production risk by providing a means of continuing production in the event of equipment/mining outages once Oyu Tolgoi is operational.
Engineering work is well advanced to develop a “starter underground mine” employing a sub-level caving mining method sequenced between the initial open pit mine at Southern Oyu and the large block cave development of the Hugo North deposit. The sub-level caving method would access high grade mineralization high up in the Hugo North deposit, using the infrastructure of Shaft #1 currently under construction. In addition to reducing the technical risk of the underground mine, a sub-level cave could provide a significant source of cash-flow to develop the block cave and enhance project value.
Work on Shaft # 1, a 6.7-metre-diameter exploration and production shaft at Oyu Tolgoi, continues on plan. The shaft sinking, presently averaging 3.1 metres per day, has reached a depth of approximately 400 metres below surface. The sinking of Shaft #1 to a planned depth of 1,340 metres below surface is expected to be completed in late-2007, with underground drifting and drilling occurring in 2007 and 2008. The completion of this shaft will allow for the early exploitation of a high-grade upper portion of the Hugo North deposit, as well as expedite the conversion of the current Hugo North resources into proven and probable reserves.
Initial development work for Shaft # 2, a 10-metre-diameter production and service shaft, has commenced. In addition, preliminary construction activities involving site preparation, excavation for concentrator foundations and the construction of accommodation facilities are in progress. These activities, in conjunction with engineering and procurement efforts, are seen as critical to minimizing any schedule risk associated with the project.
The Company is at a very important transition point as it moves from exploration-focused activities into the mine development phase and ultimately into operations. The Company’s most significant short-term objective is to have all necessary approvals for the development of its Oyu Tolgoi flagship project before January 2007. It is anticipated that first production could commence in less than 30 months from that date, giving a potential start-up date of mid-2009.
The Mongolian Government met its publicly stated commitment to finalize important changes to specific taxation and minerals legislation early in July 2006. This was an important development as

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the Mongolian Government had previously publicly stated that it wanted to have the revised laws approved by parliament before it negotiated an Investment Contract with Ivanhoe. The finalization of an Investment Contract with the Mongolian Government will be a very important milestone toward the development of Oyu Tolgoi. Formal Investment Contract discussions with the Government are now expected to commence during the third quarter of 2006.
There has been a concerted effort by the Company in recent months to build a broad, general understanding among the Government, Members of Parliament, civic groups and the general public of the Oyu Tolgoi Project and the benefits it will bring to Mongolia. Ivanhoe Mines considers this to be a critical support activity for the finalization of the Investment Contract.
To support the development of Oyu Tolgoi, Ivanhoe Mines is continuing to investigate the opportunities its other projects present in providing funds to advance the development of Oyu Tolgoi. The Company continues to believe that its projects in Australia, Myanmar and Kazakhstan remain undervalued by the market. Realizing their potential in a full or partial sale in the private or public markets would provide additional funds for the development of Oyu Tolgoi and confirm their true worth to the investment community.
The Company recently has been engaged in detailed discussions with numerous potential industry partners who have expressed an interest in the development of Oyu Tolgoi and its related infrastructure, as well as in overall strategic partnerships. The Company believes that the continuing consolidation of the mining industry highlights the scarcity of attractive greenfields development projects. Oyu Tolgoi is unique in its location, size and grade — a fact now recognized by major players in the industry.
Mongolia: Coal division merger with Asia Gold
The second quarter also was highlighted by the announcement of a plan to transfer the Company’s Mongolian Coal division to Asia Gold Corp. in exchange for approximately 82.6 million shares of Asia Gold. On August 8th, the minority shareholders of Asia Gold voted 99% in favor of approving the merger transaction. Closing of the transaction is subject to receipt of final approval from securities regulatory authorities and the fulfillment of certain conditions precedent, including completion of the transfer of certain mineral exploration licenses in Mongolia, applications for which have been submitted to the relevant Mongolian governmental authorities and are pending. The new company will be re-named Ivanhoe Coal Ltd. once the transaction has closed.
Kazakhstan: Bakyrchik Gold Project
The rise in the gold price during 2006 significantly improves the economics of this project. In Q1’06, discussions were held between representatives from the Company and various Kazakhstan Government authorities on the current status and future prospects of the Bakyrchik Project. Ivanhoe Mines reached a satisfactory agreement with the Kazakhstan Government authorities in Q1’06 that extended the project exploration licenses for five years. The Company has received a similar five-year extension for its investment commitment for the project.
The Company is reviewing an updated Technical Report and is planning a major exploration program on its Kazakhstan mineral licenses during the second half of 2006. The start of the program will be subject to the receipt of various Government approvals that will allow expatriate personnel to enter the country and commence the exploration program.
Financing alternatives, including a possible public offering of a company holding the Bakyrchik Project, are being considered.

3
Myanmar: S&K Copper Mine Joint Venture
The S&K mine resumed normal operations on April 2, 2006. Copper cathode production for the quarter totalled 5,141 tonnes, representing a 57% increase over Q1’06 and a 44% decrease from Q2’05.
During the quarter, the Company continued its detailed discussions with interested parties regarding the possible sale of an interest in the S&K Mine. Ivanhoe Mines has a 50% interest in the company that operates the S&K Mine.
Australia: Update on Operations at Savage River iron ore mine
A brief fire occurred in the concentrator at the Savage River iron ore mine in Tasmania, Australia, at the end of June’06. The temporary curtailment of operations as a result of this fire and a 3% decrease in pellet prices announced for the 2006-2007 year are expected to affect the total pellet premium proceeds expected to be received by the Company in March 2007, which are estimated at approximately $20 million. The fire did not impact the mine’s current mineral reserves. The Company expects that the aggregate future contingent payments will not be affected.
Australia: Cloncurry Project
The Cloncurry Project, covering an area of more than 1,450 square kilometres, was acquired in September 2003. Since its acquisition, Ivanhoe Mines has been conducting a comprehensive exploration program on the property, with the objective of identifying bulk-tonnage copper-gold mining opportunities.
In Q2’06, the Company initiated a 5,000-metre drill program focused on the strongest combined anomalies identified from the recently completed geophysical program and previous copper and gold soil anomalies on the Amethyst Castle Project and the Three Amigos Project.
China: Jinshan Gold Mine Nearing Production
On April 24, 2006, Jinshan Gold Mines Inc., a company that is 52% owned by Ivanhoe Mines, announced the completion of the final feasibility study for its CSH (217) Gold Project open-pit mine in Inner Mongolia, China. The study indicates that the mine would be capable of producing approximately 117,000 ounces of gold per year for an initial mine life of approximately nine years at an average cash cost of approximately $253 per ounce. The feasibility study estimates total Proven and Probable open-pit reserves at 66.7 million tonnes averaging 0.75 grams per tonne gold, containing approximately 1.2 million ounces of recovered gold. The study was prepared by KD Engineering of Tucson, Arizona, pursuant to Canada’s National Instrument 43-101.
Jinshan is negotiating bank financings to complete the development of the CSH (217) Project. Jinshan expects to receive its mining permit in the third quarter of 2006, which will authorize the start of commercial gold mining operations. Assuming all the required permits are received as scheduled, Jinshan expects that it will be capable of commencing commercial gold production in early 2007. In the meantime, mine construction and excavation is underway, including the construction of a crushing plant, the excavation and pouring of concrete foundations for the process plant, construction of the pregnant solution and overflow pounds, installation of the modular process plant and the installation of the leach pad.

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Senior Executives Appointed
On May 16, 2006, Ivanhoe’s President John Macken was appointed Chief Executive Officer and Tony Giardini was appointed Chief Financial Officer. Robert Friedland, the Company’s previous CEO and Chairman, was appointed Executive Chairman; Peter Meredith, previously CFO of the Company, was appointed Deputy Chairman; and David Korbin was appointed to the Company’s Board of Directors. These appointments have strengthened the senior management team and board of directors as the Company continues with the development and construction of the Oyu Tolgoi copper and gold project.
Financial Results
During the quarter, the Company recorded a net loss of $40.3 million (or $0.12 per share), compared to a net loss of $25.2 million (or $0.08 per share) in Q2’05. The increase in the loss from 2005 to 2006 was primarily due to a $6.1 million increase in exploration expenses, a $3.5 million increase in stock compensation expense and a $10.2 million decrease in income from the Monywa Copper joint venture, less a $3.0 million increase in foreign exchange gains. Exploration costs are charged to operations in the period incurred and as a result often constitute the bulk of the Company’s operation loss for that period.
Ivanhoe’s results for the Q2’06 and the first six months of 2006 are contained in the unaudited Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, available on the SEDAR website at www.sedar.com and Ivanhoe’s website at www.ivanhoemines.com.

SUMMARY OF QUARTERLY RESULTS
The following table summarizes our quarterly results for the last eight financial quarters:

	Quarter ended
	Jun 30	Mar 31	Dec 31	Sept 30
(Expressed in millions of U.S. dollars, except per share amounts)	2006	2006	2005	2005

Exploration expenses	(39.9)	(27.0)	(40.1)	(28.9)
General and Administrative	(9.8)	(11.0)	(5.8)	(7.3)
Share of (loss) income from joint venture	(2.4)	4.5	(0.5)	8.0
Gain (loss) on foreign exchange	4.7	(0.2)	(0.4)	7.1
Net (loss) from continuing operations	(45.7)	(31.1)	(49.8)	(20.6)
Net income from discontinued operations	5.4	7.9	7.9	6.4
Net (loss)	(40.3)	(23.2)	(41.8)	(14.3)
Net (loss) income per share
Continuing operation	(0.14)	(0.10)	(0.16)	(0.07)
Discontinued operations	0.02	0.03	0.03	0.02

Total	(0.12)	(0.07)	(0.13)	(0.05)

	Jun 30	Mar 31	Dec 31	Sept 30
	2005	2005	2004	2004

Exploration expenses	(33.8)	(24.4)	(24.2)	(28.5)
General and Administrative	(5.9)	(4.8)	(6.2)	(6.0)
Share of income from joint venture	7.8	7.7	6.5	4.6
Gain (loss) on foreign exchange	1.7	(0.6)	3.5	4.2
Net (loss) from continuing operations	(31.1)	(24.2)	(26.6)	(25.5)
Net income from discontinued operations	5.9	15.7	9.5	0.7
Net (loss)	(25.2)	(8.5)	(17.1)	(24.8)
Net (loss) income per share
Continuing operation	(0.10)	(0.08)	(0.08)	(0.09)
Discontinued operations	0.02	0.05	0.03	0.00

Total	(0.08)	(0.03)	(0.05)	(0.09)

Ivanhoe shares are listed on the Toronto and New York stock exchanges and NASDAQ under the symbol IVN.
Information contacts:
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755
Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning estimates of the planned development and engineering at the Oyu Tolgoi project, statements concerning the expected timing and outcome of Ivanhoe Mines’ discussions with representatives of the Government of Mongolia for a stability agreement in respect of the Oyu Tolgoi project, statements relating to planned sale of the Mongolian Coal Division to Asia Gold, statements relating to expected production from the Nariin Sukhait coal project, statements relating to future, contingent payments for the sale of Savage River mine, statements relating to the continued advancement of Ivanhoe Mines’ projects and other statements which are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.